Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of Recursion Pharmaceuticals Inc. as of December 31, 2023.

Name of Subsidiary*	Jurisdiction of Incorporation
Recursion Pharmaceuticals Canada, Inc.	Canada
Valence Discovery Inc.	Canada
Valence Discovery USA, Inc.	Delaware
Cyclica Therapeutics Inc.	Canada
Cyclica Ltd.	United Kingdom
Cyclica Inc.	Delaware
Giro Health Inc.	Delaware
1414517 B.C. Unlimited Liability Company	Canada
CereXis, Inc.	Delaware

*Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.